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                                                                      Exhibit 11


                                  Carson, Inc.

                       Computation of Earnings Per Share

                     (In thousands, except per share data)


                         Period from     Three months
                       August 23, 1995       ended
                      to March 31, 1996  June 30, 1996
                      -----------------  -------------

Net income                 $1,206             $308

Weighted average common
  shares outstanding(a)    11,871           11,871


Net income per share       $  .10            $ .03



_______________

(a) Includes 501,191 shares purchased by several members of management and outside directors in August 1996 as if such shares were issued at the time of Company's formation.